SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Haley, John (Last) (First) (Middle) One Allied Drive (Street) Little Rock, AR 72202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) August 2000 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President and Chief Technology Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				2,046	D
Common Stock				300	I	By Custodian for Daughters

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Haley, John - August 2000
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option	$63.7500	08/08/2000	A |	(A) 1	(1) | 08/08/2010	Common Stock - 1	$63.7500	1	D
Non-Qualified Stock Option	$63.7500	08/08/2000	A |	(A) 99,999	(1) | 08/08/2010	Common Stock - 99,999	$63.7500	99,999	D
Incentive Stock Option	$26.5000					Common Stock - 0		15,000	D
Incentive Stock Option	$31.6250					Common Stock - 0		4,344	D
Incentive Stock Option	$32.0000					Common Stock - 0		3,000	D
Incentive Stock Option	$65.0625					Common Stock - 0		1,536	D
Incentive Stock Option	$68.2500					Common Stock - 1,465		1,465	D
Incentive Stok Option	$43.1250					Common Stock - 0		5,286	D
Non-Qualified Stock Option	$31.6250					Common Stock - 0		1,656	D
Non-Qualified Stock Option	$32.0000					Common Stock - 0		17,000	D
Non-Qualified Stock Option	$43.1250					Common Stock - 0		14,714	D
Non-Qualified Stock Option	$65.0625					Common Stock - 0		48,464	D
Non-Qualified Stock Option	$68.2500					Common Stock - 23,535		23,535	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date John Haley Page 2 SEC 1474 (3-99)

Haley, John - August 2000
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - August 2000

John Haley
One Allied Drive

Little Rock, AR 72202
Explanation of responses:

 (1)   These options were granted on August 8, 2000, in accordance with Rule 16b-3(d) under a stock option plan and expire ten years after the date of grant. These options become exercisable in increments over five years following the grant date as follows: 50% on the three-year anniversary, 75% on the four-year anniversary, and 100% on the five-year anniversary.

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